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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Checkpoint Systems, Inc.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

162825103

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 3, 2006

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 162825103

1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,786,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,786,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,786,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.6%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. 162825103
1.	NAMES OF REPORTING PERSONS...........................MCM Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,786,200
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,786,200
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,786,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.6%
14.	TYPE OF REPORTING PERSON	OO

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ITEM 1. SECURITY AND ISSUER

                This Amendment No. 2 to statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Checkpoint Systems, Inc., a Pennsylvania corporation (the "Issuer" or the "Company"), whose principal executive office is located at 101 Wolf Drive, Thorofare, New Jersey 08086.

                This Amendment No. 2 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed September 24, 2002 (the "Original Statement").

ITEM 2. IDENTITY AND BACKGROUND

    (a)        This statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership ("MMI Investments") and (ii) MCM Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments ("MCM"). MMI Investments and MCM are herein together sometimes called the "Reporting Persons". Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each voting member (each of whom is also an executive officer) of MCM as of the date hereof.

    (b)        The business address of both of the Reporting Persons is 1370 Avenue of the Americas, New York, New York 10019.

    (c)        MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.

    (d)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

    (e)        Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I, is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

    (f)        To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 1,786,200 shares of Common Stock (the "Shares") purchased by MMI Investments was $26,563,524; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 38,812,569 shares of Common Stock outstanding as of February 16, 2006, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 25, 2005, the Shares owned by MMI Investments represent approximately 4.6% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock (on March 3 and March 8, 2006) and open market sales of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        The Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on April 3, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement, there are no contracts, arrangements or understandings between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: April 4, 2006

MMI INVESTMENTS, L.P.

By: MCM Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET PURCHASES AND (SALES) BY
MMI INVESTMENTS DURING PAST 60 DAYS

Trade Date	Number of Shares	Price/Share
02/02/06 02/03/06 03/03/06 03/08/06 03/24/06 03/27/06 03/28/06 03/29/06 03/31/06 04/03/06 04/04/06	(37,600) (10,000) 68,400 50,000 (27,500) (20,100) (16,900) (40,000) (20,000) (75,000) (100,000)	$ 27.10 27.03 26.69 25.89 27.25 26.99 27.09 27.04 26.85 27.03 26.92

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of March 24, 2003, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statment)

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